                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                               -----------------
                                 SCHEDULE 13E-3
                             TRANSACTION STATEMENT
           UNDER SECTION 13(E) OF THE SECURITIES EXCHANGE ACT OF 1934

                               (Amendment No. 3)
                             ---------------------

                      MACKENZIE INVESTMENT MANAGEMENT INC.
                              (NAME OF THE ISSUER)

                      MACKENZIE INVESTMENT MANAGEMENT INC.

                          IVY ACQUISITION CORPORATION
                        MACKENZIE FINANCIAL CORPORATION
                                KEITH J. CARLSON
                             JAMES W. BROADFOOT III
                               BEVERLY YANOWITCH
                                 PAUL P. BARAN
                              THOMAS H. BIVIN JR.
                                  ROBERT PERRY
                               STEPHEN J. BARRETT

                      (NAME OF PERSON(S) FILING STATEMENT)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                   554533109
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                                KEITH J. CARLSON
                      MACKENZIE INVESTMENT MANAGEMENT INC.
                           925 SOUTH FEDERAL HIGHWAY
                                   SUITE 600
                           BOCA RATON, FLORIDA 33432
                                (561) 393-8900

      (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSONS AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF PERSON(S) FILING STATEMENT)

                                WITH COPIES TO:

                         CHRISTOPHER G. KARRAS, ESQUIRE
                                    DECHERT
                            4000 BELL ATLANTIC TOWER
                                1717 ARCH STREET
                        PHILADELPHIA, PENNSYLVANIA 19103
                                 (215) 994-4000

                              --------------------

This statement is filed in connection with (check the appropriate box):

a. [X] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b. [ ] The filing of a registration statement under the Securities Act of 1933.

c.  [ ]  A tender offer.

d.  [ ]  None of the above.


Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [ ]


                           CALCULATION OF FILING FEE
===============================================================================
TRANSACTION VALUATION(1)                                AMOUNT OF FILING FEE(2)
$74,000,000                                             $14,800
-------------------------------------------------------------------------------

(1) For purposes of calculation of the filing fee only, based upon an assumed transaction value that equals an estimate of the distribution to the shareholders of the Company pursuant to the Plan of Dissolution filed as an exhibit hereto.

(2) The amount of the filing fee equals 1/50th of 1% of the transaction value.

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing,

AMOUNT PREVIOUSLY PAID:  $ 14,800            FILING PARTY: Mackenzie Investment
                                                           Management Inc.
FORM OR REGISTRATION NO.: SCHEDULE 14A       DATE FILED: September 20, 2002

-------------------------------------------------------------------------------

                                  INTRODUCTION



         This Rule 13e-3 Transaction Statement on Schedule 13E-3 (this "Schedule 13E-3") is being filed with the Securities and Exchange Commission (the "Commission") on behalf of Mackenzie Investment Management Inc., a Delaware corporation (the "Company"), Ivy Acquisition Corporation, a Delaware Corporation ("Ivy Acquisition"), Mackenzie Financial Corporation, a corporation amalgamated under the laws of the Province of Ontario, Canada ("Parent") and Keith J. Carlson, a director and executive officer of the Company, James W. Broadfoot III, a director and executive officer of the Company, Beverly Yanowitch, Paul P. Baran, Thomas H. Bivin Jr., Robert Perry and Stephen J. Barrett, each an executive officer of the Company (collectively, the "reporting directors and executive officers" and together with the Company, Ivy Acquisition and Parent, the "Filing Persons"), with respect to a proposed plan of complete liquidation and dissolution (the "Plan of Dissolution") pursuant to which the Company will make a per share cash distribution to the shareholders (the "Unaffiliated Shareholders") of the Company other than Ivy Acquisition and a per share distribution to Ivy Acquisition in a combination of cash (if any remains after the above distribution to the Unaffiliated Shareholders) and the non-cash assets and liabilities of the Company.



         Concurrently with the filing of this Schedule 13E-3, the Company is filing a definitive proxy statement pursuant to which the shareholders of the Company will be given notice of the Plan of Dissolution (the "proxy statement"). The information set forth in the proxy statement, including all schedules, exhibits, appendices and annexes thereto, is hereby expressly incorporated herein by reference and the responses to each item in this
Schedule 13E-3 are qualified in their entirety by the information contained in the proxy statement and the schedules, exhibits, appendices and annexes thereto.


ITEM 1            SUMMARY TERM SHEET.

The information contained in the section entitled "SUMMARY TERM SHEET" in the proxy statement is incorporated herein by reference.

ITEM 2            SUBJECT COMPANY INFORMATION.

(a) Name and Address. The information contained in the section entitled "SUMMARY -- The Companies" in the proxy statement is incorporated herein by reference.

(b) Securities. The information contained in the sections entitled "QUESTIONS AND ANSWERS ABOUT THE PROPOSAL -- WHO MAY VOTE?" and "THE SPECIAL MEETING -- Record Date and Voting Information" in the proxy statement is incorporated herein by reference.

(c) Trading Market and Price. The information contained in the section entitled "MARKETS AND MARKET PRICE" in the proxy statement is incorporated herein by reference.

(d) Dividends. The information contained in the section entitled "MARKETS AND MARKET PRICE" in the proxy statement is incorporated herein by reference.

(e)               Prior Public Offerings. Not applicable.

(f)               Prior Stock Purchases. Not applicable.

ITEM 3            IDENTITY AND BACKGROUND OF FILING PERSON.


(a)               Name and Address; Business and Background of Natural Persons.
                  The information contained in the section entitled "SUMMARY -- The Companies" in the proxy statement is incorporated herein by reference. The business address and telephone number for the reporting directors and officers is c/o Mackenzie Investment Management Inc., 925 South Federal Highway, Suite 600, Boca Raton, FL 33432 (telephone number (561) 393-8900).

(b) Business and Background of entities. The information contained in the section entitled "SUMMARY -- The Companies" in the proxy statement is incorporated herein by reference. During the last five years, to the Company's, Ivy Acquisition's, and Parent's best knowledge, neither Ivy Acquisition nor Parent has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has not been a party to any judicial or administrative proceeding that resulted in a judgment, decree or final order enjoining further violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of such laws.



(c) The information contained in Appendix D to the proxy statement, "Information relating to the Directors and Executive Officers of the Company," "Information relating to the Directors and Executive Officers of Ivy Acquisition" and "Information relating to the Directors and Executive Officers of Parent" are incorporated herein by reference. During the last five years, none of the following persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to any judicial or administrative proceeding that resulted in a judgment, decree or final order enjoining further violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of such laws:
                  (i) to the best knowledge of the Company, any of the Company's current directors or executive officers, (ii) to the best knowledge of Ivy Acquisition, any of Ivy Acquisition's current directors or executive officers or (iii) to the best knowledge of Parent, any of Parent's current directors or executive officers.


ITEM 4            TERMS OF THE TRANSACTION

(a)(1)            Tender Offers. Not applicable.

(a)(2)(i) Transaction Description. The information contained in the sections entitled "SUMMARY -- The Transaction -- The Plan of Dissolution," "QUESTIONS AND ANSWERS ABOUT THE PROPOSAL" and "THE PLAN OF DISSOLUTION" in the proxy statement is incorporated herein by reference.

(a)(2)(ii) Consideration. The information contained in the sections entitled "QUESTIONS AND ANSWERS ABOUT THE PROPOSAL -- WHAT WILL THE SHAREHOLDERS RECEIVE IF THE PLAN OF DISSOLUTION IS EFFECTUATED?," "SUMMARY -- The Transaction -- The Plan of Dissolution -- Distribution to Unaffiliated Shareholders," "SUMMARY -- The Transaction -- The Plan of Dissolution -- Distribution to Ivy Acquisition," "THE PLAN OF DISSOLUTION -- Distribution to Unaffiliated Shareholders" and "THE PLAN OF DISSOLUTION -- Distribution to Ivy Acquisition" in the proxy statement is incorporated herein by reference.


(a)(2)(iii) Reasons for Transaction. The information contained in the sections entitled "SUMMARY -- The Transaction -- The Plan of Dissolution -- Reasons for the Recommendation of the Company's Board of Directors," "QUESTIONS AND ANSWERS ABOUT THE PROPOSAL -- WHAT IS THE PURPOSE OF THE DISSOLUTION OF THE COMPANY?," "SPECIAL FACTORS -- Reasons for the Recommendation of the Company's Board of Directors," "SPECIAL FACTORS -- Purpose and Structure" and "THE PLAN OF DISSOLUTION -- Reasons for the Plan of Dissolution" in the proxy statement is incorporated herein by reference.


(a)(2)(iv) Vote Required for Approval. The information contained in the sections entitled "SUMMARY TERM SHEET," "QUESTIONS AND ANSWERS ABOUT THE PROPOSAL -- HOW MANY VOTES ARE REQUIRED TO APPROVE THE PROPOSAL?," "SUMMARY -- The Transaction -- The Stock Purchase Agreement -- Closing Conditions" and "THE PLAN OF DISSOLUTION -- General" in the proxy statement is incorporated herein by reference.

(a)(2)(v) Differences in the Rights of Security Holders. The information contained in the sections entitled "QUESTIONS AND ANSWERS ABOUT THE PROPOSAL -- WHAT WILL THE SHAREHOLDERS RECEIVE IF THE PLAN OF DISSOLUTION IS EFFECTUATED?," "SUMMARY -- The Transaction -- The Plan of Dissolution -- Distribution to Unaffiliated Shareholders," "SUMMARY -- The Transaction --
                  The Plan of Dissolution -- Distribution to Ivy Acquisition," "SUMMARY -- The Transaction -- The Plan of Dissolution -- Description of the Plan of Dissolution," "SPECIAL FACTORS -- Purpose and Structure," "SPECIAL FACTORS -- Interests of the Company's Board of Directors and Officers," "THE PLAN OF DISSOLUTION -- Distribution to Unaffiliated Shareholders" and "THE PLAN OF DISSOLUTION -- Distribution to Ivy Acquisition" in the proxy statement is incorporated herein by reference.

(a)(2)(vi)        Accounting Treatment. Not applicable.


(a)(2)(vii) Income Tax Consequences. The information contained in the sections entitled "SUMMARY TERM SHEET," "QUESTIONS AND ANSWERS ABOUT THE PROPOSAL -- WHAT ARE THE TAX CONSEQUENCES OF THE TRANSACTION?," "SUMMARY -- The Transaction -- The Plan of Dissolution -- Material U.S. Federal Income Tax Consequences", "SUMMARY -- The Transaction -- The Plan of Dissolution -- Material Canadian Federal Income Tax Consequences", "SPECIAL FACTORS -- Material Canadian Federal Income Tax Consequences" and "SPECIAL FACTORS -- Material U.S. Federal Income Tax Consequences" in the proxy statement is incorporated herein by reference.



(b) Purchases. The information contained in the sections entitled "SUMMARY -- The Transaction -- The Plan of Dissolution -- Interests of the Company's Board of Directors and Officers" and "Special Factors -- Interests of the Company's Board of Directors and Officers," in the proxy statement is incorporated herein by reference.



(c) Different Terms. The information contained in the sections entitled "SUMMARY TERM SHEET," "QUESTIONS AND ANSWERS ABOUT THE PROPOSAL -- WHAT WILL THE SHAREHOLDERS RECEIVE IF THE PLAN OF DISSOLUTION IS EFFECTUATED?," "SUMMARY -- The Transaction -- The Plan of Dissolution -- Distribution to Unaffiliated Shareholders," "SUMMARY -- The Transaction -- The Plan of Dissolution -- Distribution to Ivy Acquisition," "SUMMARY -- The Transaction -- The Plan of Dissolution -- Description of the Plan of Dissolution," "SPECIAL FACTORS -- Purpose and Structure," "SPECIAL FACTORS -- Interests of the Company's Board of Directors and Officers," "THE PLAN OF DISSOLUTION -- Distribution to Unaffiliated Shareholders" and "THE PLAN OF DISSOLUTION -- Distribution to Ivy Acquisition" in the proxy statement is incorporated herein by reference.


(d) Appraisal Rights. The information contained in the sections entitled "QUESTIONS AND ANSWERS ABOUT THE PROPOSAL -- WILL I HAVE DISSENTERS' RIGHTS?" and "THE PLAN OF DISSOLUTION -- Appraisal Rights" in the proxy statement is incorporated herein by reference.

(e)               Provisions for Unaffiliated Security Holders. None.

(f)               Eligibility for Listing or Trading. Not applicable.

ITEM 5            PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS


(a) Transactions. The information contained in the section entitled "SPECIAL FACTORS -- Interests of the Company's Board of Directors and Officers" in the proxy statement is incorporated herein by reference.


(b) Significant Corporate Events. The information contained in the sections entitled "SUMMARY -- The Companies" and "SPECIAL FACTORS -- Interests of the Company's Board of Directors and Officers" in the proxy statement is incorporated herein by reference.

(c) Negotiations or Contacts. The information contained in the sections entitled "SUMMARY -- The Companies" "SPECIAL FACTORS -- Background," and "SPECIAL FACTORS -- Interests of the Company's Board of Directors and Officers" in the proxy statement is incorporated herein by reference.

(e) Agreements Involving the Subject Company's Securities. The information contained in the sections entitled "QUESTIONS AND ANSWERS ABOUT THE PROPOSAL -- WHAT IS A QUORUM," "QUESTIONS AND ANSWERS ABOUT THE PROPOSAL -- HOW MANY VOTES ARE REQUIRED TO APPROVE THE PROPOSAL?," "SUMMARY -- The Companies," "SUMMARY -- The Transaction -- The Plan of Dissolution -- Abandonment, Amendment," "THE SPECIAL MEETING -- Record Date and Voting Information," "THE PLAN OF DISSOLUTION -- Description of the Plan of Dissolution" and "THE PLAN OF DISSOLUTION -- Abandonment; Amendment" in the proxy statement is incorporated herein by reference.


ITEM 6            PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS


(b)               Use of Securities Acquired.  Not applicable.


(c) Plans. The information contained in the sections entitled "SUMMARY TERM SHEET," "QUESTIONS AND ANSWERS ABOUT THE PROPOSAL," "SUMMARY -- The Transaction -- The Plan of Dissolution" "SPECIAL FACTORS -- Risks Related to the Plan of Dissolution," "SPECIAL FACTORS -- Conduct of the Company Following Adoption of the Plan of Dissolution and Consummation of the Transactions Contemplated by the Stock Purchase Agreement," "SPECIAL FACTORS -- Material Canadian Federal Income Tax Consequences," "SPECIAL FACTORS -- Material U.S. Federal Income Tax Consequences," "THE PLAN OF DISSOLUTION" and "THE STOCK PURCHASE AGREEMENT" in the proxy statement is incorporated herein by reference.


ITEM 7            PURPOSES, ALTERNATIVES, REASONS AND EFFECTS

(a)(c) Purposes and Reasons. The information contained in the sections entitled "QUESTIONS AND ANSWERS ABOUT THE PROPOSAL -- WHAT IS THE PURPOSE OF THE DISSOLUTION OF THE COMPANY?," "SUMMARY -- The Transaction -- The Plan of Dissolution -- Reasons for the Plan of Dissolution," "SPECIAL FACTORS -- Background," "SPECIAL FACTORS -- Reasons for the Recommendation of the Company's Board of Directors," "SPECIAL FACTORS -- Purpose and Structure" and "THE PLAN OF DISSOLUTION -- Reasons for the Plan of Dissolution" in the proxy statement is incorporated herein by reference.


(b) Alternatives. The information contained in the sections entitled "QUESTIONS AND ANSWERS ABOUT THE PROPOSAL -- WHAT OTHER OPTIONS DID THE COMPANY CONSIDER BEFORE DECIDING TO APPROVE THE PLAN OF DISSOLUTION?," "SPECIAL FACTORS -- Background," "SPECIAL FACTORS -- Reasons for the Recommendation of the Company's Board of Directors" and "SPECIAL FACTORS -- Purpose and Structure" in the proxy statement is incorporated herein by reference.

(d) Effects. The information contained in the sections entitled "SUMMARY TERM SHEET," "QUESTIONS AND ANSWERS ABOUT THE PROPOSAL," "SUMMARY -- The Transaction -- The Plan of Dissolution," "SPECIAL FACTORS - Purpose and Structure," "SPECIAL FACTORS -- Interests of the Company's Board of Directors and Officers," "SPECIAL FACTORS -- Conduct of the Company Following Adoption of the Plan of Dissolution and Consummation of the Transactions Contemplated by the Stock Purchase Agreement," "SPECIAL FACTORS -- Material Canadian Federal Income Tax Consequences," "SPECIAL FACTORS -- Material U.S. Federal Income Tax Consequences" and "THE PLAN OF DISSOLUTION" in the proxy statement is incorporated herein by reference.


ITEM 8            FAIRNESS OF THE TRANSACTION

(a)(b) Fairness. The information contained in the sections entitled "SUMMARY TERM SHEET," "QUESTIONS AND ANSWERS ABOUT THE PROPOSAL -- WHAT IS THE RECOMMENDATION OF THE COMPANY'S BOARD OF DIRECTORS?," "SUMMARY -- The Transaction -- The Plan of Dissolution -- Reasons for the Recommendation of the Company's Board of Directors," "SUMMARY -- The Transaction -- The Plan of Dissolution -- Fairness Opinion of Putnam Lovell," "SPECIAL FACTORS -- Background," "SPECIAL FACTORS -- Fairness Opinion of Putnam Lovell," and "SPECIAL FACTORS -- Reasons for the Recommendation of the Company's Board of Directors", and Appendix C to the proxy statement, "Fairness Opinion of Putnam Lovell," is incorporated herein by reference.

(c) Approval of Security Holders. The information contained in the sections entitled "SUMMARY TERM SHEET," "QUESTIONS AND ANSWERS ABOUT THE PROPOSAL -- HOW MANY VOTES ARE REQUIRED TO APPROVE THE PROPOSAL?," "SUMMARY -- The Transaction -- The Stock Purchase Agreement -- Closing Conditions" and "THE PLAN OF DISSOLUTION -- General" in the proxy statement is incorporated herein by reference.

(d) Unaffiliated representative. The Board of Directors of the Company has not retained an unaffiliated representative to act solely on behalf of unaffiliated security holders for purposes of negotiating the terms of the Plan of Dissolution and/or preparing a report concerning the fairness of the transaction.

(e) Approval of Directors. The information contained in the sections entitled "QUESTIONS AND ANSWERS ABOUT THE PROPOSAL --WHAT IS THE RECOMMENDATION OF THE COMPANY'S BOARD OF DIRECTORS?," "SUMMARY -- The Transaction -- The Plan of Dissolution -- Reasons for the Recommendation of the Company's Board of Directors," "SPECIAL FACTORS -- Background" and "SPECIAL FACTORS -- Reasons for the Recommendation of the Company's Board of Directors" in the proxy statement is incorporated herein by reference.

(f) Other Offers. The information contained in the sections entitled "SPECIAL FACTORS -- Background" and "SPECIAL FACTORS -- Reasons for the Recommendation of the Company's Board of Directors" in the proxy statement is incorporated herein by reference.

ITEM 9            REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS


(a)-(c) Report, Opinion, or Appraisal; Preparer and Summary of the Report, Opinion or Appraisal; Availability of Documents. The information contained in the sections entitled "SUMMARY -- The Transaction -- The Plan of Dissolution -- Fairness Opinion of Putnam Lovell," "SPECIAL FACTORS -- Background," "SPECIAL FACTORS -- Reasons for the Recommendation of the Company's Board of Directors," "SPECIAL FACTORS -- Fairness Opinion of Putnam Lovell" and "WHERE SHAREHOLDERS CAN FIND MORE INFORMATION" in the proxy statement, and Appendix C to the proxy statement, "Fairness Opinion of Putnam Lovell," is incorporated herein by reference. Other than as described in the proxy statement, no filing person received any such report, opinion or appraisal.


ITEM 10           SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION


(a) Source of Funds. The per share cash distribution to the Unaffiliated Shareholders will be made from the cash assets of the Company in the minimum amount of US$4.05 for each share of Company stock that it owns, which is an aggregate amount equal to approximately US$10.8 million. Parent will receive consideration in an amount no greater than the amount of cash per share of common stock of the Company distributed to the Unaffiliated Shareholders, which is an aggregate amount equal to US$64.8 million, assuming a price per share for each share of Company stock owned by Ivy Acquisition equal to US$4.05. The information contained in the sections entitled "SUMMARY TERM SHEET," "QUESTIONS AND ANSWERS ABOUT THE PROPOSAL -- WHAT WILL THE SHAREHOLDERS RECEIVE IF THE PLAN OF DISSOLUTION IS EFFECTUATED?," "SUMMARY -- The Transaction -- The Plan of Dissolution -- Distribution to Unaffiliated Shareholders," "SUMMARY -- The Transaction -- The Plan of Dissolution -- Distribution to Ivy Acquisition," "SUMMARY -- The Transaction -- The Plan of Dissolution -- Description of the Plan of Dissolution," "SPECIAL FACTORS -- Purpose and Structure," "SPECIAL FACTORS -- Interests of the Company's Board of Directors and Officers," "THE PLAN OF DISSOLUTION -- Distribution to Unaffiliated Shareholders" and "THE PLAN OF DISSOLUTION -- Distribution to Ivy Acquisition" in the proxy statement is incorporated herein by reference.


(b)               Conditions.  None.

(c) Expenses. The information contained in the sections entitled "QUESTIONS AND ANSWERS ABOUT THE PROPOSAL -- WHO PAYS FOR THIS PROXY SOLICITATION?," "THE SPECIAL MEETING -- Expenses of Proxy Solicitation," "SPECIAL FACTORS -- Fairness Opinion of Putnam Lovell" and "THE STOCK PURCHASE AGREEMENT -- Selected Provisions of the Stock Purchase Agreement and Related Agreements -- Estimated Fees and Expenses" in the proxy statement is incorporated herein by reference.

                  The following is an itemized statement of all expenses incurred or estimated to be incurred in connection with the transactions, for which the Company has the responsibility to pay:

                      Filing Fees:                        $   59,800
                      Legal Fees:                         $2,050,000
                      Accounting Fees:                    $  180,000
                      Investment Banking Fees:            $1,170,000
                      Solicitation Fees:                  $  200,000
                      Printing Costs:                     $  385,000
                      Insurance Costs:                    $  940,600
                      Other:                              $   97,400
                           Total:                         $5,082,800(1)

                      ---------
                      (1) Mackenzie Financial Corporation has borne certain
                          of these expenses.

(d)               Borrowed Funds.  Not applicable.

ITEM 11           INTEREST IN SECURITIES OF THE SUBJECT COMPANY


(a) Securities Ownership. The information contained in the section entitled "SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT" in the proxy statement is incorporated herein by reference. Parent does not directly own any shares of stock of the Company. Parent owns one hundred percent (100%) of Ivy Acquisition, which owns approximately eighty-five and seven-tenths percent (85.7%) of the Company.


(b) Securities Transactions. The information contained in the sections entitled "SUMMARY -- The Companies," "SPECIAL FACTORS -- Interests of the Company's Board of Directors and Officers" and "SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT" in the proxy statement is incorporated herein by reference.

ITEM 12           NO SOLICITATION OR RECOMMENDATION

(d) Intent to Tender or Vote in a Going Private Transaction. The information contained in the sections entitled "QUESTIONS AND ANSWERS ABOUT THE PROPOSAL -- WHAT IS A QUORUM?," "QUESTIONS AND ANSWERS ABOUT THE PROPOSAL -- HOW MANY VOTES ARE REQUIRED TO APPROVE THE PROPOSAL," "SUMMARY -- The Companies," "SUMMARY -- The Transaction -- The Plan of Dissolution -- Abandonment; Amendment," "THE SPECIAL MEETING -- Record Date and Voting Information," "THE PLAN OF DISSOLUTION -- General" and "THE PLAN OF DISSOLUTION -- Abandonment; Amendment" in the proxy statement is incorporated herein by reference.

(e) Recommendation of Others. The information contained in the sections entitled "QUESTIONS AND ANSWERS ABOUT THE PROPOSAL -- WHAT IS THE RECOMMENDATION OF THE COMPANY'S BOARD OF DIRECTORS?," "SUMMARY -- The Transaction -- The Plan of Dissolution -- Reasons for the Recommendation of the Company's Board of Directors" "THE SPECIAL MEETING -- Board Recommendation," "SPECIAL FACTORS -- Background," and "SPECIAL FACTORS -- Reasons for the Recommendation of the Company's Board of Directors" in the proxy statement is incorporated herein by reference.

ITEM 13           FINANCIAL STATEMENTS

(a) Financial Information. The information contained in the sections entitled "SELECTED HISTORICAL FINANCIAL DATA OF THE COMPANY" and "INFORMATION INCORPORATED BY REFERENCE" in the proxy statement is incorporated herein by reference, including Item 8, "Financial Statements and Supplementary Data," of the Company's most recent Annual Report on Form 10-K and Item 1, "Financial Statements," of the Company's most recent Quarterly Report on Form 10-Q.

(b)               Pro Forma Information.  Not applicable.

ITEM 14           PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED


(a)(b) Solicitations or Recommendations; Employees and Corporate Assets. The reporting directors and executive officers have assisted in the preparation of the proxy statement. The information contained in the sections entitled "QUESTIONS AND ANSWERS ABOUT THE PROPOSAL -- WHO PAYS FOR THIS PROXY SOLICITATION?," "QUESTIONS AND ANSWERS ABOUT THE PROPOSAL -- WHO WILL TABULATE THE

     VOTES?," "SUMMARY -- The Transaction -- The Plan of Dissolution -- Fairness Opinion of Putnam Lovell," "THE SPECIAL MEETING -- Expenses of Proxy Solicitation," "SPECIAL FACTORS -- Background" and "SPECIAL FACTORS -- Fairness Opinion of Putnam Lovell" in the proxy statement, and Appendix C to the proxy statement, "Fairness Opinion of Putnam Lovell," is incorporated herein by reference. The information contained in Item 10(c) of this Schedule 13E-3 is incorporated herein by reference.

ITEM 15           ADDITIONAL INFORMATION

(b) Other Material Information. The information contained in the section entitled "THE STOCK PURCHASE AGREEMENT" in the proxy statement is incorporated herein by reference.

ITEM 16           EXHIBITS


(a)(1) Definitive proxy statement on Schedule 14A filed by the Company with the Securities and Exchange Commission on November 12, 2002 (incorporated herein by reference to the proxy statement).


(a)(2) Plan of Dissolution (incorporated herein by reference to Appendix A to the proxy statement).

(a)(3) Form of Proxy Card (incorporated herein by reference to the proxy statement).





(a)(4)*           Form of Letter of Transmittal.


(c)(1) Fairness Opinion of Putnam Lovell, dated August 28, 2002 (incorporated herein by reference to the proxy statement).


(c)(2)* Fairness Opinion Presentation of Putnam Lovell to the Board of Directors of the Company presented on August 28, 2002. (Confidential treatment requested. The omitted portions of Exhibit (c)(2) have been filed separately with the Commission.)



(c)(3)* Presentation of Putnam Lovell to the Board of Directors of the Company presented on September 13, 2001.


(d)(1) Stock Purchase Agreement, dated as of August 29, 2002, by and among Mackenzie Financial Corporation, Mackenzie Investment Management Inc., Ivy Acquisition Corporation and Waddell & Reed Financial, Inc. (incorporated herein by reference to Appendix B to the proxy statement).


(d)(2)* Voting, Support and Indemnification Agreement, dated as of August 29, 2002, between Mackenzie Financial Corporation and Waddell & Reed Financial, Inc.



(d)(3)* Sub-advisory Agreement, dated as of October 18, 2002, between Mackenzie Financial Corporation and Waddell & Reed Investment Management Company.


(f) The information contained in the sections entitled "SUMMARY -- The Transaction -- The Plan of Dissolution -- Appraisal Rights," and "THE PLAN OF DISSOLUTION -- Appraisal Rights" in the proxy statement is incorporated herein by reference.

(g)               Not applicable.


 * Previously filed on an exhibit to the Schedule 13E-3 and incorporated by reference herein.
                                       8

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS


         Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this Schedule 13E-3 or as of the date of such other documents. Actual results may differ materially from those contemplated in forward-looking statements and projections. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the following: the ability of the Company to effect the Plan of Dissolution, the effects on the Company if the Plan of Dissolution is not completed, the uncertainty as to what distributions shareholders will receive if the Plan of Dissolution is effectuated, the effect that a delay of adoption of the Plan of Dissolution might have on the distribution, and other risk factors detailed in the Company's Securities and Exchange Commission filings, including the Company's Form 10-K for the year ended March 31, 2002 and the Company's Form 10-Q for the quarter ended September 30, 2002. Other factors and assumptions not identified above were also involved in the derivation of these forward-looking statements, and the failure of such other assumptions to be realized, as well as other factors, may also cause actual results to differ materially from those projected. These forward-looking statements speak only as of the date of this Schedule 13E-3. The Company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

                                   SIGNATURES

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated: November 12, 2002

                                         MACKENZIE INVESTMENT MANAGEMENT INC.

                                         By: /s/ Keith J. Carlson
                                             ----------------------------------
                                            Name: Keith J. Carlson
                                            Title: President and
                                                   Chief Executive Officer


                                         IVY ACQUISITION CORPORATION


                                         By: /s/ Keith J. Carlson
                                             ----------------------------------
                                            Name: Keith J. Carlson
                                            Title: President


                                         MACKENZIE FINANCIAL CORPORATION


                                         By: /s/ W. Sian B. Brown
                                             ----------------------------------
                                              Name: W. Sian B. Brown
                                              Title: Senior Vice President,
                                                     General Counsel


                                         By: /s/ Keith J. Carlson
                                             ----------------------------------
                                              Name:  Keith J. Carlson



                                         By: /s/ James W. Broadfoot III
                                             ----------------------------------
                                              Name:  James W. Broadfoot III



                                         By: /s/ Beverly Yanowitch
                                             ----------------------------------
                                              Name:  Beverly Yanowitch



                                         By: /s/ Paul P. Baran
                                             ----------------------------------
                                              Name:  Paul P. Baran



                                         By: /s/ Thomas H. Bivin Jr.
                                             ----------------------------------
                                              Name:  Thomas H. Bivin Jr.


                                         By: /s/ Robert Perry
                                             ----------------------------------
                                              Name:  Robert Perry


                                         By: /s/ Stephen J. Barrett
                                             ----------------------------------
                                              Name:  Stephen J. Barrett

EXHIBIT INDEX

Exhibit                       Description
-------                       -----------


(a)(1)                        Definitive proxy statement on Schedule 14A filed by the Company with the
                              Securities and Exchange Commission on November 12, 2002 (incorporated herein by reference to the proxy statement).


(a)(2)                        Plan of Dissolution (incorporated herein by reference to Appendix A to the proxy statement).

(a)(3) Form of Proxy Card (incorporated herein by reference to the proxy statement).





(a)(4)*                       Form of Letter of Transmittal.


(c)(1)                        Fairness Opinion of Putnam Lovell, dated August 28, 2002 (incorporated herein by reference to the proxy statement).


(c)(2)* Fairness Opinion Presentation of Putnam Lovell to the Board of Directors of the Company presented on August 28, 2002. (Confidential treatment requested. The omitted portions of Exhibit (c)(2) have been filed separately with the Commission.)



(c)(3)*                       Presentation of Putnam Lovell to the Board of Directors of the
                              Company presented on September 13, 2001.



(d)(1)                        Stock Purchase Agreement, dated as of August 29 2002, by and among
                              Mackenzie Financial Corporation, Mackenzie Investment Management Inc.,
                              Ivy Acquisition Corporation and Waddell & Reed Financial, Inc.
                              (incorporated herein by reference to Appendix B to the proxy statement).


(d)(2)*                       Voting, Support and Indemnification Agreement, dated as of August 29,
                              2002, between Mackenzie Financial Corporation and Waddell & Reed
                              Financial, Inc.



(d)(3)*                       Sub-advisory Agreement, dated as of October 18, 2002, between
                              Mackenzie Financial Corporation and Waddell & Reed Investment
                              Management Company.



(f)                           The information contained in the sections entitled "SUMMARY -- Appraisal Rights,"
                              and "THE PLAN OF DISSOLUTION -- Appraisal Rights" in the proxy statement is incorporated herein by reference.


 *                            Previously filed on an exhibit to the Schedule 13E-3 and
                              incorporated by reference herein.


